Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP FURTHER STRENGTHENS ITS BALANCE SHEET FLEXIBILITY

WITH AN INCREMENTAL US$600 MILLION TERM LOAN

Valcourt, Quebec, May 8, 2020 – BRP (TSX:DOO; NASDAQ:DOOO) announced today that it has entered into an incremental US$600 million term loan maturing in May 2027, further bolstering the Company’s liquidity position.

“We have always been diligent in safeguarding the Company’s financial flexibility, and this incremental term loan is another example of this. With our strong cash position coupled with the CA$700 million available under our revolving credit facility, we expect to have the capacity to navigate through these uncertain times while continuing to invest for the long-term growth of the Company,” said Sébastien Martel, Chief Financial Officer of BRP.

Following the completion of this transaction and after reimbursing its fully drawn revolving credit facility, the Company will have approximately CA$680 million of cash on hand.

The proceeds of the incremental term loan are expected to be used for general corporate purposes and to increase the Company’s liquidity position. Interest on the incremental term loan accrues at a spread to LIBOR of 5.0% with a LIBOR floor of 1.0%. Consistent with the existing credit agreements of the Company, the incremental US$600 million term loan is exempt of financial covenants.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance your riding experience. With annual sales of $6.1 billion from over 120 countries, our global workforce is made up of approximately 13,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements relating to the expected use of proceeds of the incremental term loan and its impact on the Company’s liquidity position and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:
Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com